02 APR 19 AM 11:54

Morgan

The Morgan Crucible Company plc

15th April 2002

[redacted]n House, Madeira Walk,
or, Berkshire SL4 1EP
one: 01753 837000
: 01753 850872
. 3824
www.morgancrucible.com

02028535

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: The Morgan Crucible Company plc – File No. 82-3387

SUPPL

Ladies and Gentlemen:

The enclosed material is furnished pursuant to Rule 12g3-2(b) on behalf of The Morgan Crucible Company plc (the 'Company'), File No.82-3387.

Such material shall not be deemed to be 'filed' with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended (the 'Act').

The furnishing of any such material shall not constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,

Tracey Bigmore
Manager, Company Secretariat

PROCESSED
MAY 01 2002
THOMSON FINANCIAL

P

Enclosure

dlw 4/19

ISSUER	FILE NO.
The Morgan Crucible Company plc	82-3387

Company	Morgan Crucible Co PLC
TIDM	MGCR
Headline	Holding(s) in Company
Released	15:40 15 Apr 2002
RNS Number	5463U

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company:
The Morgan Crucible Company plc

2) Name of shareholder having a major interest:
AXA S.A.

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18:
Beneficial and non-beneficial interest of the shareholder named in 2 and its subsidiaries.

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them:
HSBC Global Custody Nominee (UK) Ltd A/C 845315 5,988 shares;
HSBC Global Custody Nominee (UK) Ltd A/C 845017 1,200,000 shares; HSBC Global Custody Nominee (UK) Ltd A/C 777086 41,796 shares; HSBC Global Custody Nominee (UK) Ltd A/C 777094 30,000 shares; HSBC Global Custody Nominee (UK) Ltd A/C 777167 37,580 shares; HSBC Global Custody Nominee (UK) Ltd A/C 785078 8,038 shares; HSBC Global Custody Nominee (UK) Ltd A/C 873426 25,390 shares; HSBC Global Custody Nominee (UK) Ltd A/C 867815 1,119,074 shares; HSBC Global Custody Nominee (UK) Ltd A/C 867396 1,687,683 shares; HSBC Global Custody Nominee (UK) Ltd A/C 867530 200,000 shares; HSBC Global Custody Nominee (UK) Ltd A/C 867372 5,153,862 shares; HSBC Global Custody Nominee (UK) Ltd A/C 887553 9,720 shares; HSBC Global Custody Nominee (UK) Ltd A/C 887565 10,518 shares; HSBC Global Custody (UK) Ltd A/C 887577 10,718 shares; HSBC Global Custody Nominee (UK) Ltd A/C 887589 10,718 shares; HSBC Global Custody Nominee (UK) Ltd A/C 887590 10,518 shares; HSBC Global Custody Nominee (UK) Ltd A/C 887607 10,548 shares; HSBC Global Custody Nominee (UK) Ltd A/C 887619 10,518 shares; HSBC Global Custody Nominee (UK) Ltd A/C 776934 2,196,332 shares; HSBC Global Custody Nominee (UK) Ltd A/C 867116 646,575 shares; HSBC Global Custody Nominee (UK) Ltd A/C 867268 601,717 shares; HSBC Global Custody Nominee (UK) Ltd A/C 867050 2,251,220 shares; RBSTB Nominees designation Sunpen 58,036 shares; Sun Life International Isle of Man Ltd A/C SLI 11 1,500 shares; Chase Nominees Ltd A/C BTO1C 801,188 shares; AXA Sun Life plc 3,051,239 shares; Chase Nominees Ltd A/C 00994 1,937,448 shares; Other Accounts 4,113,025 shares

5) Number of shares/amount of stock acquired:
Not known

6) Percentage of issued class:

Not known

7) Number of shares/amount of stock disposed:
Not known

8) Percentage of issued class:
Not known

9) Class of Security:
Ordinary shares of 25p

10) Date of Transaction:
Not known

11) Date company informed:
Letter dated 12/4/2002 received 15/4/2002

12) Total holding following this notification:
7,390,265 non-material; 17,850,684 material

13) Total percentage holding of issued class following this notification:
3.19% non-material; 7.69% material

14) Any additional information:
N/A

15) Name of contact and telephone number for queries:
Mr D.J. Coker, Company Secretary tel. 01753 837222

16) Name and signature of authorised company official responsible for making this notification:
Mr D.J. Coker

17) Date of notification:
15th April 2002

END

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